UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable


PART I - REGISTRANT INFORMATION

Full name of registrant:                   CBQ, Inc.

Former name if applicable                  Not Applicable

Address of Principal Executive             12535 Orange Dr., Ste 613
Office (Street and Number)
City, State and Zip Code:                  Davie, Florida 33330


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company needs additional time to finalyze its financial statements in order to insure accurate reporting of its financial condition and results of operation for the period ended December 31, 2003. The Company expects to file by April 14, 2004.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Howard Ullman
     (954) 474-0224


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    CBQ, INC.
                      -------------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2004                     By: /s/ Howard Ullman
- --------------------                     --------------------------
                                         Howard Ullman, President